Exhibit (a)(14)
Monday October 5, 1:21 pm Eastern Time

Company Press Release

SOURCE: National Vision Associates, Ltd.

National Vision Associates, Ltd. And New West Eyeworks, Inc.
Announce Amendment To Merger Agreement And Extension Of Tender Offer

LAWRENCEVILLE, Ga. and TEMPE, Ariz., Oct. 5 /PRNewswire/ -- National Vision Associates, Ltd. (Nasdaq: NVAL - news) and New West Eyeworks, Inc. (Nasdaq: NEWI - news) announced today that they have amended their previously executed Merger Agreement pursuant to which National Vision would acquire all of the outstanding stock, warrants and options of New West. The amendment changes the per share purchase price from $13.00 in cash to $11.50 in cash net to sellers. The change resulted from the higher interest rate environment encountered by National Vision in the high yield debt markets.

National Vision also announced that it is extending the expiration date of its tender offer from October 9, 1998 to midnight, Eastern time on Thursday, October 22, 1998. As of 5:00 p.m., September 28, 1998, approximately 4,700,400 shares of New West's common stock have been validly tendered and not withdrawn pursuant to the offer. In addition, the holders of convertible preferred stock and warrants of New West have entered into letter agreements in which they have agreed to convert or exercise such securities and tender the underlying shares of common stock in the offer. These agreements are being amended to reflect the changed per share purchase price.

The number of underlying shares of common stock subject to such letter agreements is 806,563. The total number of such tendered or committed shares is approximately 5,507,000, which represents approximately 96.7% of the common stock of New West, assuming conversion of all convertible preferred stock and exercise of all warrants.

Such total would be sufficient to satisfy the 51% minimum tender condition established for the consummation of the offer. However, holders of tendered shares will continue to have withdrawal rights during the extended period of the offer.

The closing of the tender offer remains subject to customary conditions, including the obtaining of financing by National Vision. National Vision expects to close on such financing this week.

Any expectations, beliefs and other non-historical statements contained in this press release are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Actual results may differ materially due to a variety of factors that affect the Company. Forward-looking statements involve risks and uncertainties, including but not limited to, the uncertainty as to whether the transactions discussed in the press release will be completed. Such factors are described in a cautionary statement for purposes of the "Safe Harbor" provisions of the Act, contained in the Company's Report on Form 10-Q for the second quarter of 1998. Other risks and uncertainties are detailed from time to time in both National Vision's and New West's periodic reports filed with the Securities and Exchange Commission, including both companies' Annual Reports for 1997 on Form 10-K and first and second quarter 1998 reports on Form 10-Q.

SOURCE: National Vision Associates, Ltd.


10-05-98

CONTACT: Angus Morrison, Senior Vice President, CFO & Treasurer,
National Vision Associates, Ltd. 770-822-4285; Ronald E. Weinberg, Chairman of the Board, New West Eyeworks, Inc., or Barry Feld,
President and CEO, New West Eyeworks, Inc., 602-438-1330, or Janice J. Kuntz, Fleishman-Hillard, Inc., 404-659-4446

/Web site:  http://www.nationalvision.com